Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-200654

Supplementing the

Preliminary Prospectus Supplement dated December 1, 2014

(to Prospectus dated December 1, 2014)

PRICING TERM SHEET

Dated as of December 2, 2014

Quidel Corporation

3.25% Convertible Senior Notes due 2020

The information in this pricing term sheet relates to Quidel Corporation’s offering (the “Offering”) of its 3.25% Convertible Senior Notes due 2020 (the “Notes”) and should be read together with the preliminary prospectus supplement dated December 1, 2014 (including the documents incorporated by reference therein and the base prospectus dated December 1, 2014 in respect thereof) relating to the Offering (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Quidel Corporation (NASDAQ: QDEL)

Securities Offered:	3.25% Convertible Senior Notes due 2020

Offering Size:	$150,000,000 aggregate principal amount (or $172,500,000 aggregate principal amount if the underwriters exercise their over-allotment option in full)

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discount:	2.75% of the principal amount

Use of Proceeds:	We estimate that the net proceeds from this offering, after deducting estimated expenses payable by us and the underwriters’ discount, will be approximately $145.28 million (or approximately $167.16 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include acquisitions of products, technologies or businesses, and opportunistic repurchases of shares of our common stock. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Maturity:	December 15, 2020, unless earlier purchased, redeemed or converted

Interest Rate:	3.25% per annum payable semiannually in arrears in cash

Interest Payment Dates:	June 15 and December 15, beginning June 15, 2015

No Redemption:	The Issuer may not redeem the Notes prior to maturity and no sinking fund is provided with respect to the Notes.

NASDAQ Closing Sale Price on December 2, 2014:	$23.75 per share of the Issuer’s common stock (the “Common Stock”)

Initial Conversion Rate:	31.1891 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $32.06 per share of Common Stock

Conversion Premium:	Approximately 35% above the NASDAQ Closing Sale Price on December 2, 2014

Reserved Shares:	Notwithstanding anything to the contrary under the caption “Description of the Notes” in the Preliminary Prospectus Supplement, if the Issuer is required to deliver shares of its Common Stock to a converting holder under any settlement method and such delivery obligation exceeds the aggregate number of authorized but unissued shares and treasury shares available to the Issuer on the conversion date (in the case of stock settlement) or the last trading day of the relevant conversion period (in the case of any other settlement method) for the purpose of satisfying conversions of the Notes, in lieu of delivery of such excess shares, the Issuer will pay to such holder the value of any such excess shares in cash based on the daily VWAP of the Common Stock on the relevant conversion date (in the case of stock settlement) or based on the daily VWAP of the Common Stock on the last trading day of the relevant conversion period (in the case of any other settlement method). As of the first original issuance date of the Notes, the Issuer will have reserved up to 6.73 million shares of Common Stock for the purpose of satisfying conversions of the Notes and expects that number of shares to be sufficient to satisfy conversions of all the Notes through stock settlement, unless (x) the underwriters exercise their option to purchase additional notes and (y) the Issuer is required to deliver additional shares of Common Stock in connection with a make-whole fundamental change. In addition, if there are not a sufficient number of authorized shares reserved for the purposes of satisfying conversions of all Notes through stock settlement (including the delivery of additional shares for conversions in connection with a make-whole fundamental change), the Issuer expects to propose at its next regularly scheduled shareholder meeting a resolution increasing the number of its authorized shares and to reserve additional shares of Common Stock for the purpose of satisfying conversions of the Notes such that the number of shares reserved for such purpose is sufficient to satisfy conversions of all the Notes through stock settlement, including the delivery of additional shares for conversions in connection with a make-whole fundamental change.

Adjustment to Conversion Rate upon Conversion in Connection with a Make-Whole Fundamental Change	The following table sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$23.75	$26.00	$29.00	$32.06	$40.00	$50.00	$60.00	$80.00	$100.00	$120.00
December 8, 2014	10.9161	9.1533	7.4255	6.1570	4.1830	2.9475	2.2659	1.5414	1.1326	0.8661
December 15, 2015	10.9161	8.8997	7.0629	5.7399	3.7521	2.5816	1.9716	1.3411	0.9889	0.7588
December 15, 2016	10.9161	8.6274	6.6486	5.2532	3.2501	2.1657	1.6424	1.1184	0.8281	0.6375
December 15, 2017	10.9161	8.3283	6.1595	4.6679	2.6542	1.6913	1.2753	0.8722	0.6489	0.5015
December 15, 2018	10.9161	7.9569	5.5260	3.9089	1.9217	1.1485	0.8708	0.6033	0.4510	0.3497
December 15, 2019	10.9161	7.4344	4.5920	2.7979	0.9902	0.5648	0.4437	0.3125	0.2343	0.1821
December 15, 2020	10.9161	7.2724	3.2936	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•    between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•    in excess of $120.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•    less than $23.75 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding anything in the indenture to the contrary, we may not increase the conversion rate to more than 42.1052 shares per $1,000 principal amount of notes pursuant to the events described in this section, though we will adjust such number of shares for the same events for which we must adjust the conversion rate as described under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Trade Date:	December 2, 2014

Settlement Date:	December 8, 2014

CUSIP/ISIN:	74838J AA9 / US74838JAA97

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC

Co-Managers:	William Blair & Company, L.L.C.
Canaccord Genuity Inc.
Cowen and Company LLC
Piper Jaffray & Co.

The Issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling BofA Merrill Lynch toll free at 866-500-5408 or J.P. Morgan toll free at 866-803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.